                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

             For the Month Ended              Commission file number
             November 30, 2001                0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.


                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                          215 REDFERN AVENUE, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Form 20-F /X/                         Form 40-F / /


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes / /                               No /X/


     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .
                                              -----------------

                           Total number of pages is 55

                              SAND TECHNOLOGY INC.
                               215 Redfern Avenue
                                    Suite 410
                        Westmount, Quebec, Canada H3Z 3L5


                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

     NOTICE is hereby given that the Annual Meeting of the Shareholders of SAND TECHNOLOGY INC. (the "Corporation" or "Sand") will be held at the offices of Lavery, de Billy, 40th Floor, 1 Place Ville Marie, Montreal, Quebec, Canada, on Tuesday, December 18, 2001 at 10:00 o'clock (Montreal time) in the morning (the "Meeting"), for the following purposes:

1. to receive the Report of the Directors and the accompanying Consolidated Financial Statements of the Corporation for the fiscal year ended
     July 31, 2001, together with the Report of the Auditors thereon;

2.   to elect six (6) directors;

3. to appoint auditors and grant the directors the authority to fix the remuneration of the auditors; and

4. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the Management Proxy Circular which accompanies this Notice.

Dated at Westmount, Province of Quebec, Canada, this 9th day of November 2001.

                                   BY ORDER OF THE BOARD OF DIRECTORS,





                                   Arthur G. Ritchie
                                   Chairman of the Board
                                   President and Chief Executive Officer





SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO FILL IN, DATE, SIGN AND RETURN THE FORM OF PROXY ACCOMPANYING THIS NOTICE. IN ORDER TO BE VOTED, PROPERLY EXECUTED FORMS OF PROXY MUST BE DEPOSITED NO LATER THAN FORTY-EIGHT (48) HOURS PRECEDING THE MEETING OR ANY ADJOURNMENT THEREOF, WITH THE CORPORATION, C/O CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA M5A 4K9

                           [INTENTIONALLY LEFT BLANK]

                              SAND TECHNOLOGY INC.
                               215 Redfern Avenue
                                    Suite 410
                        Westmount, Quebec, Canada H3Z 3L5
                            Telephone: (514) 939-3477


                           MANAGEMENT PROXY CIRCULAR*


                             SOLICITATION OF PROXIES

     THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF SAND TECHNOLOGY INC. (THE "CORPORATION" OR "SAND") OF PROXIES FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS OF SAND TO BE HELD AT THE OFFICES OF LAVERY, DE BILLY, 40TH FLOOR, 1 PLACE VILLE MARIE, MONTREAL, QUEBEC, CANADA, ON TUESDAY, DECEMBER 18, 2001 AT 10:00 O'CLOCK (MONTREAL TIME) IN THE MORNING (THE "MEETING") FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL MEETING OF SHAREHOLDERS ("NOTICE OF MEETING") OR AT ANY ADJOURNMENT THEREOF.

SOLICITATION OF PROXIES

     The solicitation of proxies by the Corporation will be primarily by mail but proxies may be solicited by other means of delivery or in person or by telephone by directors, officers, regular employees or agents of the Corporation or its subsidiaries, or by CIBC Mellon Trust Company, its transfer agent. The solicitation of proxies from non-registered shareholders will be carried out by intermediaries, or by the Corporation or its transfer agent if the names and addresses of non-registered shareholders are provided by such intermediaries (see "Non-Registered Holders"). THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF MANAGEMENT OF THE CORPORATION. All costs of the solicitation will be borne by the Corporation.

APPOINTMENT OF PROXY

     The persons named in the enclosed Form of Proxy are Directors or Officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER, DIRECTOR OR AN OFFICER) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. The shareholder may direct that the shares of the shareholder be voted for, or against, or be withheld from voting on matters specified in the proxy, by marking the Form of Proxy as appropriate.

     TO BE VALID, A PROXY MUST BE EXECUTED LEGIBLY BY A REGISTERED SHAREHOLDER AND THE SIGNATURE ON THE PROXY SHOULD BE EXACTLY THE SAME AS ON THE SHARE CERTIFICATE. A proxy executed by a registered shareholder which is a corporation must be properly executed. Evidence of authority to sign, satisfactory to the Corporation, may be filed with such proxy or may be requested by the Corporation or by CIBC Mellon Trust Company, prior to accepting such proxy for use at the Meeting. Properly executed forms of proxy must be deposited no later than forty-eight (48) hours preceding the Meeting or any adjournment thereof, with the Corporation, c/o CIBC Mellon Trust Company, 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada M5A 4K9.

---------------------
* This Management Proxy Circular has been prepared in accordance with Canadian requirements. The information herein is given as of November 9, 2001 unless otherwise indicated. All dollar amounts are in Canadian dollars unless otherwise indicated.

Non-Registered Holders

     Only registered holders of Class A Common Shares (the "Common Shares") of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

     o in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

     o in the name of a clearing agency of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular, the Form of Proxy, the 2000 Annual Report (which includes Management's Discussion and Analysis of Financial Condition and Results of Operations) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

     Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

     o be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This Form of Proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the Form of Proxy and deposit it with CIBC Mellon Trust Company, as described above; or

     o more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form which may in some cases permit the completion of the voting instruction form by telephone or by the Internet.

     The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a Form of Proxy, a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or the name of such other person) in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES, INCLUDING THOSE REGARDING WHEN AND WHERE THE PROXY OR THE PROXY AUTHORIZATION FORM IS TO BE DELIVERED, AND THEIR SERVICE COMPANIES.

RIGHT OF REVOCATION

     A registered shareholder who has given a proxy may revoke the proxy by (a) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company, as described above; or (b) under section 148(4) of the Canada Business Corporations Act by instrument in writing properly executed by such shareholder or by his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal, and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used or any adjournments thereof, or depositing such an instrument with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournments thereof, or in any other manner permitted by law.

     A non-registered shareholder may revoke a voting instruction form or a waiver of the right to receive documents and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive documents and to vote that is not received by the Intermediary at least seven (7) days prior to the Meeting.


                                VOTING OF PROXIES

     The management representatives designated in the enclosed Form of Proxy will vote or withhold from voting the Common Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED BY THE MANAGEMENT REPRESENTATIVES FOR THE ELECTION OF DIRECTORS AND FOR THE APPOINTMENT OF AUDITORS AS INDICATED UNDER THOSE HEADINGS IN THIS CIRCULAR.

     PROXIES IN FAVOUR OF MANAGEMENT CONFER DISCRETIONARY AUTHORITY UPON THE MANAGEMENT REPRESENTATIVES IN THE FORM OF PROXY WITH RESPECT TO AMENDMENTS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING AND WILL BE VOTED IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY. MANAGEMENT KNOWS OF NO SUCH AMENDMENTS OR OTHER MATTERS TO COME BEFORE THE MEETING.


                                  VOTING SHARES

     The Common Shares of the Corporation are the only shares entitled to vote at the Meeting of Shareholders. Each Common Share carries one vote. On November 8, 2001, there were 13,169,427 Common Shares outstanding.

     THE BOARD OF DIRECTORS OF SAND (THE "BOARD OF DIRECTORS") HAS FIXED THE CLOSE OF BUSINESS ON FRIDAY, NOVEMBER 2, 2001 AS THE RECORD DATE (THE "RECORD DATE") FOR THE PURPOSE OF DETERMINING SHAREHOLDERS ENTITLED TO RECEIVE NOTICE OF, AND TO VOTE AT, THE MEETING, but the failure of any shareholder to receive a Notice of Meeting does not deprive the shareholder of a vote at the Meeting. If a person has acquired shares after the Record Date, that person is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and demanding the inclusion of his or her name in the list of shareholders not later than ten (10) days before the date of the Meeting.

     The following are the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over shares carrying more than ten percent (10%) of the votes attached to the shares of the Corporation:

                                       Number of Common Shares           Percentage of Common
                                         Beneficially Owned,          Shares Beneficially Owned,
                                        Controlled or Directed          Controlled or Directed
                                       -----------------------        --------------------------

ARTHUR G. RITCHIE...............              2,072,138                         15.7%


                              ELECTION OF DIRECTORS

     Pursuant to the Articles and by-laws of the Corporation and the requirements of the CANADA BUSINESS CORPORATIONS ACT under which the Corporation is organized, the Board of Directors shall consist of not fewer than three (3) and not more than eleven (11) directors. The Board of Directors has fixed the number of directors at six (6). Proxies cannot be voted for a greater number of persons than the number of nominees named.

     The following is a list of the nominees to serve as directors until the close of the next annual meeting of shareholders or until their respective successors are duly elected or appointed. All the nominees are currently directors of the Corporation. IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE PERSONS NAMED BELOW, EACH OF WHOM IS PROPOSED AS NOMINEE FOR ELECTION AS A DIRECTOR. IF, FOR ANY REASON PRIOR TO THE MEETING, IT IS DETERMINED THAT ANY OF THE SIX (6) NOMINEES FOR ELECTION WILL BE UNABLE TO SERVE AS A DIRECTOR, THE PERSONS DESIGNATED IN THE PRINTED PORTION OF THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR SUCH OTHER PROPERLY QUALIFIED NOMINEE, AS THEY, IN THEIR DISCRETION, DETERMINE, UNLESS OTHERWISE INSTRUCTED BY THE SHAREHOLDER PURSUANT TO THE PROXY.

     There is no contract, arrangement or understanding between any proposed nominee and any other person pursuant to which the nominee is to be elected.

     The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. Information as to the six (6) nominees for election as directors is as follows:

                                                                                                  COMMON SHARES
                                                                                              BENEFICIALLY OWNED OR
                                                                                              OVER WHICH CONTROL OR
NAME                          PRINCIPAL OCCUPATION                     DIRECTOR SINCE        DIRECTION IS EXERCISED
--------------------------    -------------------------------------   -----------------     --------------------------
ARTHUR G. RITCHIE             Chairman of the Board, President              1983                     2,072,138 1
                              and Chief Executive Officer
                              of Sand

JOSEPHINE MUNROE              Consultant                                    1990                         1,800


                                                                                                  COMMON SHARES
                                                                                              BENEFICIALLY OWNED OR
                                                                                              OVER WHICH CONTROL OR
NAME                          PRINCIPAL OCCUPATION                     DIRECTOR SINCE        DIRECTION IS EXERCISED
--------------------------    -------------------------------------   -----------------     --------------------------
DOUGLAS S. PRYDE              Barrister & Solicitor                         2001                             -
                              Lavery, de Billy

JEROME SHATTNER               Executive Vice-President of Sand              2000                     1,023,000

MARTIN SHINDLER               Accountant and                                1987                         2,140
                              Business Consultant

GEORGE WICKER                 Executive Vice-President and Chief            1996                       273,550
                              Operating Officer of Sand;
                              President, Sand Technology
                              Corporaiton


1 In addition, 112,862 Common Shares are owned by two companies controlled by trusts of which Arthur G. Ritchie is a trustee.

     A majority of the Board of Directors and of every committee of directors must be residents of Canada within the meaning given to such term in the CANADA BUSINESS CORPORATIONS ACT.

     Messrs. Pryde and Wicker and Ms. Munroe comprise the Audit Committee. The Audit Committee has adopted a written Audit Committee Charter.

     Ms. Munroe and Mr. Shindler comprise the Option Committee which administers the 1996 Stock Incentive Plan and the 1996 Stock Option Plan which are described under the subsections entitled "1996 Stock Incentive Plan" and "1996 Stock Option Plan".

     All nominees for election as directors have held their present positions or other executive positions with the same or associated firms during the past five years. Douglas S. Pryde was elected a director on September 7, 2001. Mr. Pryde has practised law with the firm of Lavery, de Billy in Montreal for more than five years. Lavery, de Billy provides ongoing legal services to the Corporation.


                            REMUNERATION OF DIRECTORS

     For the fiscal year ended July 31, 2001, each director, other than those directors who are salaried officers of Sand, was paid a basic annual retainer of $5,000 for serving as a director and an additional amount of $1,500 per year for serving as a member of a committee of the Board of Directors.

                             EXECUTIVE REMUNERATION

CASH REMUNERATION

     For the fiscal year ended July 31, 2001, the aggregate cash remuneration including salaries and bonuses paid by Sand to seven (7) executive officers for services rendered in all capacities to the Corporation and its subsidiaries during all or part of the fiscal year as applicable, was $1,209,829.

     The aggregate value of other compensation did not exceed the lesser of $10,000 times the number of executive officers or ten percent (10%) of the cash compensation paid to such executive officers.

EMPLOYEE COMPENSATION PLAN

     The Corporation has an informal employee compensation plan, which also applies to Management, pursuant to which, if employees fulfil stated goals with respect to sales revenue, new account penetration, profit contribution and other criteria, their incomes will increase proportionately above the guaranteed base until the specified target income is earned or exceeded. The informal employee compensation plan is not based upon a mathematical formula in the case of Management, but is rather subject to individual negotiation.

1996 STOCK INCENTIVE PLAN

     On July 8, 1996, the Board of Directors adopted the 1996 Stock Incentive Plan (the "Incentive Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Common Shares. The Incentive Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. Prior to November 9, 2000, the Incentive Plan provided that a maximum of 800,000 Common Shares (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) were issuable pursuant to options granted under the Incentive Plan. On November 9, 1999, by resolution, the directors of the Corporation amended the Incentive Plan to increase the maximum aggregate number of Common Shares which may be issued and sold pursuant to options granted under the Incentive Plan by an additional 300,000 Common Shares. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. As at November 9, 2001, 615,000 options had been granted and remained outstanding under the Incentive Plan and 461,000 options remained available for grant.

     The Incentive Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the Board of Directors each of whom is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. The Incentive Plan permits the granting of incentive stock options on terms designed to gain certain advantages under United States Federal income tax law.

     The total number of Common Shares of the Corporation authorized for grants of options is 1,100,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) subject to adjustment to take into account changes in the capital structure of the Corporation.

     The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the closing price of the Common Shares on the Nasdaq National Market System on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. The Corporation may terminate the Incentive Plan at any time, subject to vested rights.

     During the fiscal year ended July 31, 2001, the Committee granted options to purchase an aggregate of 200,000 Common Shares to one officer and an aggregate of 162,500 Common Shares to 26 employees at an exercise price of US$5.00 per share which was not less than the closing price of the Common Shares on the Nasdaq National Market System on the day prior to each grant and 35,000 options were cancelled. No options were exercised.

1996 STOCK OPTION PLAN

     On July 8, 1996, the Board of Directors adopted the 1996 Stock Option Plan (the "Option Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Common Shares. The Option Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. Prior to November 9, 2000, the Option Plan provided that a maximum of 700,000 Common Shares (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) were issuable pursuant to options granted under the Option Plan. On November 9, 1999, by resolution, the directors of the Corporation amended the Option Plan to increase the maximum aggregate number of Common Shares which may be issued and sold pursuant to options granted under the Option Plan by an additional 200,000 Common Shares. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. As at November 9, 2001, 775,250 options had been granted and remained outstanding under the Option Plan and 4,750 remained available for grant.

     The Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the Board of Directors each of whom is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE.

     The total number of Common Shares of the Corporation authorized for grants of options is 900,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996), subject to adjustment to take into account changes in the capital structure of the Corporation.

     The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the price of the Common Shares as determined by the Committee within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. The Corporation may terminate the Option Plan at any time subject to vested rights.

     During the fiscal year ended July 31, 2001, the Committee granted options to purchase an aggregate of 153,250 Common Shares to 32 employees at exercise prices which vary from US$5.00 to US$6.813 per share which were not less than the respective closing prices of the Common Shares on the Nasdaq National Market System on the day prior to each grant and 14,000 options were cancelled. One officer exercised options as to 16,000 Common Shares at US$2.1562 per share and one employee exercised options as to 24,000 Common Shares at US$0.6718 per share.

EMPLOYMENT AGREEMENT

     Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer and a Director of the Corporation, entered into an employment agreement ("the Agreement") with the Corporation upon the expiry of his previous employment agreement on December 31, 1993. The Agreement, effective January 1, 1994 was for an initial term of five (5) years and is automatically extended for additional periods of twelve (12) months each unless the Corporation or Mr. Ritchie shall have given the other a notice of termination of the Agreement not less than three (3) months prior to the end of its term. In the event the employment of Mr. Ritchie (i) is terminated by the Corporation for any reason other than for Cause (as defined in the Agreement) or death or (ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all plans and programs of the Corporation to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. On January 1, 2001, the employment of Mr. Ritchie with the Corporation was automatically extended to December 31, 2001 on terms similar to those in the Agreement and it is expected that his employment shall be extended beyond January 1, 2002 either on terms similar to those in the Agreement or on terms to be agreed upon.


                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     Sand maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of Sand. The policy provides coverage with a limit of US$5,000,000 per loss and per policy period, subject to a corporate reimbursement deductible of US$100,000 per loss. The current annual premium is paid entirely by the Corporation and amounts to US$70,500. To the extent permitted by law, Sand has entered into an indemnification agreement with each of its directors and senior officers.

                                    AUDITORS

     There will be submitted to the Meeting a resolution to reappoint Deloitte & Touche LLP, Chartered Accountants, to the office of auditors of Sand for a term expiring at the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche LLP has acted as the auditors of the Corporation for more than five (5) years. Representatives of Deloitte & Touche LLP will be present at the Meeting and will have an opportunity to make a statement if they so desire and to respond to appropriate questions.

     IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE RE-APPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.


                            AVAILABILITY OF DOCUMENTS

     COPIES OF THE FOLLOWING DOCUMENTS ARE AVAILABLE ON THE WRITTEN REQUEST OF THE VICE PRESIDENT, ADMINISTRATION AT THE ADDRESS SHOWN FOR SAND APPEARING ON PAGE 1 OF THIS MANAGEMENT PROXY CIRCULAR: THE FORM 20-F FILED WITH THE SECURITIES AND EXCHANGE COMMISSION; THE 2001 ANNUAL REPORT TO SHAREHOLDERS CONTAINING THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED JULY 31, 2001 TOGETHER WITH THE AUDITORS' REPORT THEREON AND MANAGEMENT'S DISCUSSION AND ANALYSIS IN RESPECT THEREOF; THE INTERIM FINANCIAL STATEMENTS FOR FISCAL PERIODS SUBSEQUENT TO JULY 31, 2001 AND THIS MANAGEMENT PROXY CIRCULAR.

                              APPROVAL OF DIRECTORS

     THE CONTENTS AND THE SENDING OF THIS MANAGEMENT PROXY CIRCULAR HAVE BEEN APPROVED BY THE BOARD OF DIRECTORS OF SAND.





Westmount, Quebec                Arthur G. Ritchie
November 9, 2001                 Chairman of the Board,
                                 President and Chief Executive Officer

                              SAND TECHNOLOGY INC.
                                      PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF SAND TECHNOLOGY INC. (THE "CORPORATION") AND WILL BE USED AT THE ANNUAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD ON TUESDAY, DECEMBER 18, 2001 AND AT EVERY ADJOURNMENT THEREOF.

The undersigned shareholder of Sand Technology Inc. hereby appoints Arthur G. Ritchie, Chairman of the Board of the Corporation, or failing him, George Wicker, a director of the Corporation, or failing him, Georges Dube, Secretary of the Corporation, or instead of any of them _______________________________ , with full power of substitution, as the proxy of the undersigned to attend, act and vote all Class A Common Shares held of record by the undersigned, at the Annual Meeting of the Shareholders of the Corporation, to be held on Tuesday, December 18, 2001 at 10:00 o'clock (Montreal time) in the morning at the offices of Lavery, de Billy, 40th Floor, 1 Place Ville Marie, Montreal, Quebec, Canada, and at every adjournment thereof. Without limiting the general authorization and powers hereby given, the undersigned hereby directs each of persons named as proxy to vote as follows:

1. VOTE FOR / / or WITHOLD FROM VOTING / / with regard to the election as Directors of Josephine Munroe, Arthur G. Ritchie, Douglas S. Pryde, Jerome Shattner, Martin Shindler and George Wicker.

2. VOTE FOR / / or WITHOLD FROM VOTING / / with regard to the appointment of Deloitte & Touche LLP as auditors of the Corporation and authorization for the directors of the Corporation to fix their remuneration.

3. At the discretion of the said proxy, upon any amendment to the matters identified above or other matters that may properly come before the Meeting, or any adjournment thereof.

THE SHARES REPRESENTED BY THIS PROXY SHALL BE VOTED, WHERE DESIGNATED, IN THE MANNER SO DESIGNATED. IF NO DESIGNATION IS MADE, THIS PROXY WILL BE VOTED IN FAVOUR OF EACH PROPOSAL. ANY PROXIES GIVEN PRIOR TO THE DATE BELOW ARE HEREBY REVOKED.

               Dated this __________ day of _________________ 2001


               ----------------------------------------------------------------
                                    NAME OF SHAREHOLDER
                                        (print name)


               ----------------------------------------------------------------
                                SIGNATURE OF THE SHAREHOLDER

               YOU HAVE THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN A PERSON DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT FOR YOU AT THE MEETING. YOU MAY EXERCISE THAT RIGHT BY INSERTING THE NAME OF YOUR DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT. ANOTHER APPROPRIATE FORM OF PROXY MAY BE SUBMITTED.

               The Form of Proxy must be signed by the shareholder or his/her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such. A partnership should sign in the partnership name by an authorized person(s).

               IN ORDER TO BE VALID, PROPERLY EXECUTED FORMS OF PROXY MUST BE DEPOSITED NO LATER THAN FORTY-EIGHT (48) HOURS PRECEDING THE MEETING OR ANY ADJOURNMENT THEREOF WITH THE CORPORATION, C/O CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA M5A 4K9.

               THIS FORM OF PROXY SHOULD BE DATED AND THE SIGNATURE ON IT SHOULD BE EXACTLY THE SAME AS ON THE SHARE CERTIFICATE. IF THIS FORM OF PROXY IS NOT DATED, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED BY THE CORPORATION.

                             [SAND TECHNOLOGY LOGO]

                               2001 ANNUAL REPORT


                              SAND TECHNOLOGY INC.

                                    CONTENTS

                              SAND TECHNOLOGY INC.


Letter to Shareholders.......................................................1


Financial Highlights.........................................................3


Management's Discussion and Analysis of Financial Condition..................5


Auditors' Report............................................................21


Consolidated Balance Sheets.................................................22


Consolidated Statements of Operations.......................................23


Consolidated Statements of Shareholders' Equity.............................24


Consolidated Statements of Cash Flows.......................................25


Notes to the Consolidated Financial Statements..............................26


Directors and Officers......................................................37


Shareholders' Information...................................................38


NUCLEUS, NUCLEUS SERVER, N:VECTOR AND MPSO ARE REGISTERED TRADEMARKS OF SAND TECHNOLOGY INC. AND NUCLEUS EXPLORATION MART, NUCLEUS EXPLORATION WAREHOUSE, NUCLEUS VIRTUAL DATABASE (VDB), NUCLEUS POWERED!, AND NUCLEUS E! ARE TRADEMARKS OF SAND TECHNOLOGY INC. OTHER TRADEMARKS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.



     THIS ANNUAL REPORT CONTAINS STATEMENTS WHICH, TO THE EXTENT THAT THEY ARE NOT RECITATIONS OF HISTORICAL FACT, ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1993 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOR PROTECTION PROVIDED BY THESE ACTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FOR FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS ANNUAL REPORT ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE COMPANY ON THE DATE OF THIS ANNUAL REPORT. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS" UNDER THE HEADING "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" IN THIS ANNUAL REPORT AND THE COMPANY'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

LETTER TO SHAREHOLDERS
-------------------------------------------------------------------------------

Fellow Shareholders,

     Our year-end results show an increase in sales of 63% over the previous year highlighting our continued growth and marketing momentum. The growth in implementations of our Nucleus Product Suite is starting to produce significantly larger revenues, as customers who have experienced our "Proof of Value" program realize immediate benefits and begin to move to larger Nucleus deployments. While we expect our sales for the first quarter of Fiscal 2002 to be disappointing from the perspective of recognized revenue, we continue to see acceptance of Nucleus by larger organizations as they position themselves for major business intelligence implementations.

     The Corporation posted a loss for its fiscal year ended July 31, 2001 of ($8,522,676) or ($0.71) per share on sales of $11,258,528, as compared to a net loss of ($2,866,907) or ($0.32) per share on sales of $6,895,016 for the fiscal year ended July 31, 2000. The amount of the losses incurred in each fiscal year is comparable as a percentage of total revenues, given that the amount of the loss for the fiscal year ended July 31, 2000 was reduced by a profit of $3,792,296 on the sale of an affiliated company.

     We continue to be strongly optimistic about our prospects for fiscal 2002 despite the very challenging economic environment. Organizations around the world are demanding software products and solutions that will not only help them improve their efficiency, but also help them achieve breakthrough business performance. Analytic capabilities to help understand behaviour and synthesize large amounts of data have become vital to their operations. Our products enable us to provide our customers with a level of business solutions and benefits that are very difficult for others to match. We now have over 35 high-profile customers who have been able to derive considerable business benefits from the adoption of Sand solutions utilizing the Nucleus Product Suite.

     Our number-one priority is to capitalize on our successes to date and ensure that our field operations have the materials, messages and solutions approach that will enable us to achieve the significant growth objectives we have set for ourselves. To achieve this goal, we have created the Solutions Marketing operation, to ensure that everyone at Sand keeps our customers' business problems at the forefront of our minds. There is a considerable amount of work being performed, right now, which will enable us to align all our field operations with this strategy. The approach of having our own people prove the successful delivery of Sand solutions is already leading to interest from potential alliance partners in helping bring these applications to the market.

     However, this action only addresses one key part of the program that is being implemented. We now are at a stage in our evolution as a software company where it is critical that we focus, solidify, and standardize every asset of Sand, from how we market, sell and implement our products and solutions, to how we develop and support our customer relationships. We now are in the process of establishing and committing to a comprehensive marketing plan to ensure that we have an orchestrated approach to the marketplace.

     We are again looking forward to a strong year-over-year revenue growth during the current fiscal year. However, our revenues and operating results could vary significantly from quarter to quarter during the current fiscal year as a result of factors beyond our control. We have experienced, and expect to continue to experience, significant fluctuations in quarterly operating results due to the lengthy sale cycle of our products, capital spending patters of our customers, the mix of direct and indirect sales, customer order deferrals in the current economic slowdown, as well as the timing of the recognition of revenues and operating expenses.

     I am sure you join me in commending our employees for their hard work, dedication and accomplishments. We thank all those with whom we do business, be they customers, distributors, suppliers, end-users or advisors.

November 9, 2001



                            Arthur G. Ritchie
                            Chairman, President and Chief Executive Officer

FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------

     The audited consolidated financial statements of the Corporation for fiscal year 2001 and the notes relating to them (the "Financial Statements") are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures throughout this Annual Report are presented consistent with Canadian GAAP except where otherwise indicated.

     The following data expressed in Canadian dollars are derived from the Financial Statements that have been audited by Deloitte & Touche LLP, auditors of the Corporation. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements appearing elsewhere in this Annual Report.

     (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)

                                                       FISCAL YEAR ENDED
                                               ------------------------------------
                                               7/31/99        7/31/00       7/31/01
                                               ------------------------------------
                                                  CA             CA            CA

Rates of exchange
   At period end - US$                          $ 1.51         $ 1.49       $  1.53
   Average for the period                       $ 1.51         $ 1.47       $  1.52

Results of Operations
   Net Sales                                    $2,091         $6,895       $11,259
   Research and Development Costs              ($3,872)       ($3,790)      ($3,348)
   Selling, General and Administrative
     Expenses                                  ($4,458)       ($7,837)     ($13,308)
   Cost of Sales and Product Support             ($345)       ($2,343)      ($3,499)

Net Income (Loss)                              ($4,961)       ($2,867)      ($8,523)

Financial Position
   Working Capital                              $1,427         $4,475       $22,204
   Total Assets                                 $8,273         $9,071       $29,932
   Total Liabilities                            $2,532         $2,522        $5,237
   Shareholders' Equity                         $5,741         $6,549       $24,695

Earnings (Loss) per Share                       ($0.58)        ($0.32)       ($0.71)
Weighted Average Numbers of Shares
   outstanding during each period (000's)        8,523          8,919        12,079


The same data, presented in conformity with US GAAP, is shown on the next page.

 (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)


                                                       FISCAL YEAR ENDED
                                             --------------------------------------
                                             7/31/99        7/31/00        7/31/01
                                             --------------------------------------
                                                CA             CA             CA
Rates of exchange
   At period end-- US$                        $ 1.51         $ 1.49        $  1.53
   Average for the period                     $ 1.51         $ 1.47        $  1.52

Results of Operations
   Net Sales                                  $2,091         $6,895        $11,259
   Research and Developments Costs           ($3,872)       ($3,790)       ($3,348)
   Selling, General and Administrative
     Expenses                                ($4,458)       ($7,837)      ($13,308)
   Cost of Sales and Product Support           ($345)       ($2,343)       ($3,499)

Net Income (Loss)                            ($4,961)       ($2,867)       ($8,523)

Financial Position
   Working Capital                            $1,427         $4,475        $22,204
   Total Assets                               $8,273         $9,071        $29,932
   Total Liabilities                          $2,532         $2,522        $ 5,237
   Shareholders' Equity                       $5,741         $6,549        $24.695

Earnings (Loss) per Share                     ($0.58)        ($0.32)        ($0.71)
Weighted Average Numbers of Shares
   outstanding during each period (000's)      8,523          8,919          12,079


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

     THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CORPORATION'S CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THEM AND THE OTHER INFORMATION INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON NOVEMBER 9, 2001. FOR A MORE DETAILED DISCUSSIONS OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS" BELOW AND THE CORPORATION'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. THE CORPORATION ASSUMES NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

     ALL FIGURES GIVEN IN THIS DISCUSSION ARE IN CANADIAN DOLLARS AND ARE PRESENTED IN CONFORMITY WITH CANADIAN GAAP. AS NOTED IN NOTE 15 TO THE FINANCIAL STATEMENTS, THERE ARE NO MATERIAL DIFFERENCES WHICH WOULD RESULT IN THE REPORTED AMOUNTS OF NET CONSOLIDATED EARNINGS FROM THE APPLICATION OF US GAAP. "FISCAL 1999", "FISCAL 2000" AND "FISCAL 2001" MEAN THE FISCAL YEARS OF THE CORPORATION ENDED JULY 31, 1999 AND JULY 31, 2000 AND JULY 31, 2001, RESPECTIVELY.

OVERVIEW

     Up to a few years ago, an important part of our business was the sale and service of mainframe peripheral products manufactured by Hitachi Ltd. of Japan, through Hitachi Data Systems Inc. ("HDS Canada"), a 40% owned affiliate of Sand. In August 1999, we sold our 40% interest in HDS Canada to Hitachi Data Systems Corporation of Santa Clara, California, U.S.A.

     We have now fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve information from large amounts of data. Our software products, known as the Nucleus Product Suite, are designed to provide an efficient and cost-effective way to make inquiries of large databases. The Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse facilitate the use of data mining, data marts, data warehouses, and on-line analytical processing, thereby enabling effective e-commerce, CRM, SCM and other critical web-enabled systems. Our Nucleus Product Suite permits more timely and accurate decision processing by desktop, workgroup, departmental and enterprise computing systems, turning "business intelligence" into "customer intelligence." Customers in Europe and North America use Sand's solutions for both analytical and operational purposes, including amongst others, CRM and CRM analytics, Web analytics, and strategic planning.

     As a result of this shift in focus, we should now be viewed as a company which has refocused its development in a rapidly evolving industry which seeks to improve the business professional's ability to make timely, fact-based business decisions.

     Our revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting.

     Our plans to achieve profitability in the future require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products and generally support our expanding operations.

RESULTS OF OPERATIONS

FISCAL 2001 COMPARED WITH FISCAL 2000

Revenue

     Our sales in fiscal 2001 were $11,258,528, an increase of 63% from sales of $6,895,016 in fiscal 2000. We incurred a net loss of $8,522,676 in fiscal 2001 as compared to a net loss of $2,866,907 in fiscal 2000, an increase of 197%. The amounts of the losses incurred in each of these fiscal years are comparable to one another as a percentage of total revenues, given that the amount of the loss for fiscal 2000 was reduced by a profit of $3,792,296 on the sale of an affiliated company.

     Our sales in fiscal 2001 in North America were $3,313,856, an increase of 46% from sales of $2,265,340 in fiscal 2000. In Europe, sales in fiscal 2001 were $7,944,672, an increase of 72% from sales of $4,629,676 in fiscal 2001.

     The increase in sales is primarily due to increased market acceptance for our Nucleus Product Suite, increased selling activities resulting from a larger and more effective sales force, an increase in the average size of our significant transactions, an increase in the number of transactions and related implementations, and an increased customer base demanding training, consulting, implementation and support services.

     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our Nucleus Product Suite. Selling, general and administrative expenses increased by 70% to $13,307,854 for the fiscal year ended July 31, 2001 from $7,836,833 for the fiscal year ended July 31, 2000. The increase is primarily due to increased costs associated with building our direct sales force and increased marketing efforts to address international and specific markets. During fiscal 2002, Sand anticipates that selling, general and administrative expenses may decline as a percentage of total revenues.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing. Research and development expenses decreased by 12% to $3,347,988 for the fiscal year ended July 31, 2001 from $3,790,025 for the fiscal year ended July 31, 2000. As a percentage of total revenues, research and development expenses decreased to 30% for the fiscal year 2001 from 55% for the fiscal year 2000. The relatively constant dollar amount devoted to research and development expenses reflects the current stage of development of the Nucleus Product Suite. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. We expect that research and development expenditures will increase in absolute dollars, although such expenses may vary as a percentage of total revenues.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 49% to $3,498,847 for the fiscal year ended July 31, 2001 from $2,343,191 for the fiscal year ended July 31, 2000. This increase is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services in response to increased demand for maintenance and support services. Cost of revenues from services may vary due to the mix of services provided by Sand's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

     Losses from operations were higher for the fiscal year ended July 31, 2001, reaching an amount of $8,278,258, as compared to a loss of $6,990,465 for the fiscal year ended

July 31, 2000, an increase of 18%. Substantial expenditures were incurred to bring our Nucleus Product Suite to market and to further establish the infrastructure associated with our direct sales force and to support our products. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our Nucleus Product Suite and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

Liquidity and Capital Resources

     During the fiscal year ended July 31, 2001, we terminated all obligations we had under a common share purchase agreement which had provided us with an equity line of credit. We then sold 2,900,000 Class A common shares for a purchase price of US$6.00 per share in a private placement for net cash proceeds of $24,327,273. Cash and investments at July 31, 2001 were $18,488,707 compared with $2,387,112 at July 31, 2000. Sand does not currently have a line of credit with a commercial bank. We believe that we have sufficient internal resources available to fund our expected working capital requirements through fiscal 2002.

FISCAL 2000 COMPARED WITH FISCAL 1999

Revenue

     Sales in fiscal 2000 were $6,895,016, an increase of 230% from sales of $2,091,067 in fiscal 1999. A net loss of $2,866,907 was incurred in fiscal 2000 as compared to a net loss of $4,960,964 in fiscal 1999, a decrease of 42%.

     The increase in sales was due to an increase in software license revenue, an increase in customer service contracts and a growing support and maintenance base. We believe that the increase during fiscal 2000 was due to the expansion of our direct sales and marketing capabilities in North America and Europe which helped bring about broader acceptance of our Nucleus Product Suite. We had an order backlog of approximately $3,000,000 as at September 1, 2000.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our Nucleus products. Selling, general and administrative expenses increased by 76% to $7,836,833 for the fiscal year ended July 31, 2000 from $4,458,200 for the fiscal year ended July 31, 1999. The increase is primarily due to increased costs associated with building our direct sales force and increased marketing efforts to address international and specific markets.

Research and Development Expenses

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing. Research and development expenses decreased by 2% to $3,790,025 for the fiscal year ended July 31, 2000 from $3,871,534 for the fiscal year ended July 31, 1999. As a percentage of total revenues, research and development expenses decreased to 55% for the fiscal year 2000 from 185% for the fiscal year 1999. The stable dollar amount devoted to research and development expenses reflected the then-current stage of development of the Nucleus Product Suite.

Cost of Sales

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 579% to $2,343,191 for the fiscal year ended July 31, 2000 from $345,265 for the fiscal year ended July 31, 1999. This increase is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing professional services, including consulting and customer support.

Operations

     Losses from operations were higher for the fiscal year ended July 31, 2000, reaching an amount of $6,990,465, an increase of 14%, as compared to a loss of $6,147,819 for the fiscal year ended July 31, 1999. Substantial expenditures were incurred to bring our Nucleus products to market and to establish the infrastructure associated with our direct sales force and to support our products.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

     In addition to the other information in this Annual Report, the following factors should be considered in evaluating Sand and our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties of which we are not presently aware or that we currently consider immaterial, may also impair our business, our operating results and financial condition.

RISKS ASSOCIATED WITH OUR FINANCIAL RESULTS

WE HAVE NOT BEEN PROFITABLE IN OUR LAST FOUR FISCAL YEARS AND WE HAVE SOLD SOME OF OUR LIQUID INVESTMENTS AND NON-CORE ASSETS TO FUND OUR BUSINESS OPERATIONS. WE MAY HAVE TO OBTAIN ADDITIONAL FINANCING TO FUND OUR FUTURE OPERATIONS.

     Because we have not been profitable in the past four years, we have had to fund our losses through a combination of sales of our liquid investments and non-core assets.

We incurred losses of $906,722 in fiscal 1998, $4,960,964 in fiscal 1999, $2,866,907 in fiscal 2000 and $8,522,676 for the fiscal year ended July 31, 2001. We expect to continue to incur losses in the near future and possibly longer. Our expenses have materially increased as we grew our direct sales force and built our marketing efforts to address international and specific markets. If our efforts are not successful in continuing to create additional revenues, we may be unable to achieve profitability in the future. If we do not achieve profitability in the future, we would have to obtain additional financing to fund our operations.

     We plan to continue to incur substantial operating expenses in the foreseeable future and our operating results will be adversely affected if our revenues do not increase. We must, among other things, continue to develop market awareness and acceptance of our products, increase the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel and continue to commercialize products incorporating advanced technologies. These efforts may prove more expensive than we currently anticipate. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO RAISE ANY ADDITIONAL FUNDING NEEDED TO FINANCE OPERATIONS.

     Our cash reserves were $18,488,707 on July 31, 2001, mainly as a result of a private placement of 2,900,000 Class A common shares of Sand for net cash proceeds of $24,327,273. On July 31, 2000, we had cash reserves of $2,387,112. If we do not have sufficient capital to fund our operations, we may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive business opportunities. Any of these outcomes could adversely impact our ability to respond to competitive pressures or prevent us from conducting all or a portion of our planned operations. If our available cash and existing sources of revenue are insufficient to fund our operations, we may need to raise additional funds, and additional financing may not be available on acceptable terms, if at all. If we issue additional equity securities to raise funds, your ownership percentage of Sand will be reduced.

OUR DIFFICULTY IN ACCURATELY FORECASTING OUR RESULTS FROM QUARTER TO QUARTER MAY AFFECT OUR CASH RESOURCES AND RESULT IN WIDE FLUCTUATIONS IN THE MARKET PRICE OF OUR STOCK.

     Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors outside of our control. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain timely financing to cover any shortfalls. We also believe that period-to-period comparisons of our operating results are not meaningful and one should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our Class A common shares could be materially harmed. When the market price of a company's stock drops significantly, shareholders often institute securities class actions lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

RISKS ASSOCIATED WITH OUR BUSINESS AND OPERATIONS

BECAUSE WE HAVE A LIMITED OPERATING HISTORY AS A DEVELOPER AND MARKETER OF SOFTWARE, IT MAY BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND ITS PROSPECTS.

     Your evaluation of our business is more difficult because of our limited operating history as a developer and marketer of software. Our prospects are difficult to predict and may change rapidly. You should consider the risks, expenses and difficulties that we may encounter or incur as a company now operating in a new and rapidly evolving market, including our substantial dependence on a single line of products and our need to manage expanding operations. Our business strategy may not be successful, and we may not successfully address these risks.

WE PLAN TO FURTHER DEVELOP OUR DIRECT SALES FORCE.

     We initially sold our products primarily through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada and the United Kingdom. Direct sales now play a larger role. We intend to reposition some members of our direct sales force to better address international and specific markets. Competition for sales personnel qualified for these positions is intense despite the current economic slowdown. Many of our competitors have substantially greater resources than we do or have dedicated greater resources to hiring qualified sales personnel. In addition, turnover among our sales force tends to slow sales efforts until replacement personnel are recruited and trained. We may not be able to attract and retain the sales and marketing personnel we wish to, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

WE DEPEND ON KEY PERSONNEL.

     Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing personnel, many of whom would be difficult to replace. We have an employment contract with and maintain "key person" life insurance on only one employee, Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer. We do not believe the proceeds of Mr. Ritchie's life insurance would adequately compensate us for his loss. We believe that our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains intense despite the current economic slowdown, and there can be no assurance that we will be successful in attracting and retaining such personnel. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

OUR PRODUCT SALES CYCLE IS LENGTHY.

     The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of our Nucleus Product Suite is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures. Additionally, the sales cycle for our products in the United States and Canada has historically been, and is expected to continue to be, shorter than the sales cycle in the United Kingdom. Moreover, as we expand into Germany and the rest of Europe, we expect that the sales cycle will also be longer than it has been in the United Kingdom. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during the current fiscal year. Excessive delay in product sales could have a material adverse effect on our business, operating results and financial condition.

WE MUST CONTINUE TO MAINTAIN OUR INDIRECT SALES CHANNELS.

     Our success in maintaining our indirect channels, value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales. Despite the fact that we continue to invest significant resources to develop our indirect channels, we may not be able to continue to attract and retain additional companies in our indirect channels that will be able to market our Nucleus Product Suite effectively and will be qualified to provide timely and cost-effective customer support and services. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases, these agreements may be terminated by either party without cause. We may not be able to successfully expand our sales through indirect channels and failure to do so could have a material adverse effect on our business, operating results and financial condition.

WE OPERATE IN A HIGHLY COMPETITIVE MARKET.

     Our market is developing and intensely competitive. It is highly fragmented and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within several categories:

- vendors of business intelligence software such as Brio Technology, Inc., Cognos, Business Objects, Crystal Decisions, SAP, Siebel and Hummingbird;

- vendors offering alternative approaches to delivering analysis capabilities to users, such as MicroStrategy, Computer Associates, Information Advantage and Actuate;

- database vendors that offer products which operate specifically with their proprietary database, such as Microsoft, IBM, Oracle Corporation and Ardent;

- portal software vendors, such as Plumtree, Viador and Portal Software; and

- other companies that may in the future announce offerings of enterprise business intelligence solutions.

     Our competitive position in our market is uncertain, due principally to the variety of current and potential competitors and the emerging nature of the market. We have experienced and we expect to continue to experience increased competition from current and potential competitors, many of whom have significantly greater financial, technical, marketing and other resources than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of products than we can. We expect additional competition as other established and emerging companies enter into the business intelligence software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition.

     Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners may establish cooperative relationships with our current or potential competitors and limit our ability to sell products through particular distribution channels. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could have a material adverse effect on our ability to enter into new licensing agreements, and maintenance and support renewals for existing licensing agreements, with respect to our products on favourable terms. Competitive pressures may also require us to reduce the price of our products, which could have a material adverse effect on our business, operating results and financial condition.

     We compete primarily on the basis of product features, time to market, ease of use, product performance, product quality, analytical capability, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, our market is evolving at a rapid pace.

     We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

AS WE EXPAND BEYOND NORTH AMERICA, WE WILL BE EXPOSED TO CERTAIN RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL.

     Sales to customers outside of North America, including sales generated by our U.K. subsidiary, represented 6%, 67% and 71% of our total revenue for fiscal 1999, 2000 and 2001, respectively. We have sales offices in the United Kingdom and Germany.

     A key component of our strategy is our planned expansion into additional international markets. To facilitate this international expansion, we need to localize our products for the additional foreign markets. If the revenues generated by these expanded international operations do not offset the expense of establishing and maintaining these foreign operations, there could be a material adverse effect on our business, operating results and financial condition. To date, we have only limited experience in developing localized versions of our products and marketing and distributing our products internationally. We cannot assure you that we will be able to successfully localize, market, sell and deliver our products in these markets.

     There are also additional risks in doing business on an international level, such as increased difficulty in controlling operating expenses, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity, and potentially adverse tax consequences. These risks could adversely impact the success of our international operations. Our international sales are generally denominated and collected in foreign currencies. We have not historically undertaken foreign exchange hedging transactions to cover the potential foreign currency exposure. In fiscal 2001, we incurred a loss on foreign currency translations from our foreign subsidiaries in an amount of $244,418, as compared to a gain of $47,752 in fiscal 2000. We cannot assure you that one or more of these factors will not have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

WE CURRENTLY DEPEND ON THE SALE OF THE NUCLEUS PRODUCT SUITE TO GENERATE MOST OF OUR REVENUE.

     We expect the sale of our Nucleus Product Suite to constitute most of our revenue for the foreseeable future. If customers do not purchase these products, we do not currently offer any other products or services that would enable us to become profitable.

     The market for our products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition and frequent new product introductions. Our products incorporate a number of advanced technologies, including a proprietary data analysis engine, a distributed architecture, as well as Web access and delivery technology. We may be required to change and improve our products in response to changes in operating systems, applications, networking and connectivity software, computer and communications hardware, programming tools and computer language technology. As a result, the life cycle of our products is difficult to estimate. We attempt to establish and maintain partner alliances with influential companies in a variety of core technology areas to help us successfully respond to changing technology, identify new product opportunities or develop and bring new products to market in a timely and cost-effective manner. Our failure to establish such alliances could have a material adverse effect on our business, operating results and financial condition.

     We have in the past experienced delays in software development and there can be no assurance that we will not experience delays in connection with our current or future product development activities. In particular, development efforts in the UNIX server environment are complex, and we have in the past encountered delays in developing products for this environment. Our failure, for technological or other reasons, to develop and introduce new products and product enhancements on a timely basis could have a material adverse effect on our business, operating results and financial condition.

     In addition, we or our competitors may announce enhancements to existing products, or new products that have the potential to supplant or provide lower cost alternatives to our existing products. The introduction of such enhancements or new products could render our existing products obsolete and unmarketable. Furthermore, introduction by us of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable and additional service costs. The failure to introduce a new product or product enhancement on a timely basis could delay or hinder market acceptance. Research and development efforts may require us to expend significant capital and other resources. Any such event could have a material adverse effect on our business, operating results and financial condition.

WE DEPEND ON THE EMERGING MARKET FOR ENTERPRISE BUSINESS INTELLIGENCE.

     We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our Nucleus Product Suite, and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our Nucleus Product Suite. While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), we cannot assure you that these efforts will be sufficient to build market awareness of the need for enterprise business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, would have a material adverse effect on our business, operating results and financial condition.

AS A RESULT OF THEIR COMPLEXITY, OUR PRODUCTS MAY CONTAIN UNDETECTED ERRORS, FAILURES OR VIRUSES AND WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR SUCH DEFECTS.

     Despite our testing of new products and their use by current and potential customers when first introduced or when new enhancements are released, we cannot assure you that there will be no defects or errors in new products or enhancements in our commercial shipments. Although we have not experienced material adverse effects resulting from any such defects and errors to date, we cannot assure you that defects and errors will not be found in new products or enhancements, resulting in loss of revenues, delay in market acceptance or damage to our reputation, which could have a material adverse effect upon our business, operating results and financial condition. While our license agreements with our customers typically contain provisions designed to limit our exposure for potential claims based on errors or malfunctions of our products, it is possible, however, that these provisions may not be effective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims. Although we carry insurance against product liability risks, we cannot assure you that such insurance would be adequate to cover a potential claim. A product liability claim brought against us could have a material adverse effect on our business, operating results and financial condition.

THERE IS LIMITED PROTECTION OF OUR PROPRIETARY RIGHTS.

     We currently rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have five United States patents and one patent application. We cannot assure you that our patent application will result in the issuance of a patent, or that our patents or our patent application, if granted, will not be invalidated, circumvented or challenged, or that the rights granted under our patents will provide competitive advantages to us. Furthermore, we cannot assure you that others will not develop technologies that are similar or superior to our technology or design around any patent that may come to be owned by us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate or that competitors will not independently develop similar technology. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. The provision of source code escrows may increase the likelihood of misappropriation by third parties. Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, in the future, we expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition would be materially adversely affected.

     Finally, in the future, we may rely upon certain software that we may license from third parties, including software that may be integrated with our internally developed software and used in our products to perform key functions. We cannot assure you that these third-party software licenses will be available to us on commercially reasonable terms or indeed that their suppliers will remain in business. Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

RISKS WHICH MAY AFFECT THE VALUE OF YOUR SHARES

SHARES ELIGIBLE FOR FUTURE SALE.

     Sales of a substantial number of our Class A common shares in the public market could adversely affect the market price for our Class A common shares.

     The exercise of existing outstanding warrants and options and the number of Class A common shares available for future issuance may substantially dilute the value of our Class A common shares.

     We are authorized to issue an unlimited number of Class A common shares, of which 13,169,427 shares are currently outstanding, and we have reserved an additional 2,116,023 Class A common shares for future issuance. The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A common shares. We have issued warrants and granted options and rights to purchase 741,773 Class A common shares upon the exercise of warrants at prices ranging from US$5.678 to US$10 per share and 1,374,250 Class A common shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$8.63 per share.

THE PRICE OF OUR CLASS A COMMON SHARES ON THE NASDAQ NATIONAL MARKET HAS BEEN AND IS LIKELY TO CONTINUE TO BE VOLATILE.

     The trading price of our common shares has been and is likely to be highly volatile. Our share price, which has ranged from a low of US$1.10 to a high of US$7.96 during the past twelve months, could be subject to wide fluctuations in response to a variety of factors, including actual or anticipated variations in quarterly operating results, weakening economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control. In addition, the stock markets in general, and the NASDAQ National Market and the equity markets for software companies in particular, have recently experienced extraordinary price and volume volatility and a significant cumulative decline. Such volatility and decline have adversely affected the stock prices for many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors may materially and adversely further affect the market price of our Class A common shares, regardless of our actual operating performance.

EXISTING STOCKHOLDERS WILL CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER US.

     Our executive officers and directors, together with entities affiliated with such individuals, beneficially own approximately 26% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of Sand, beneficially owns approximately 15.7% of Sand's Class A common shares, and his wife, Susan Waxman, beneficially owns approximately 0.5% of Sand's Class A common shares. Jerome Shattner, Executive Vice President, beneficially owns 7.8% of our Class A common shares, while George Wicker, our Executive Vice President and Chief Operating Officer, beneficially owns 2% of our Class A common shares. These shareholders may, as a practical matter, continue to be able to control the election of a majority of Sand's directors and the determination of all corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of Sand.

OUR ABILITY TO ISSUE CLASS B SHARES COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US TO THE DETRIMENT OF HOLDERS OF CLASS A COMMON SHARES.

     Our articles of incorporation provide for an unlimited number of Class B shares which, if ever they are issued, may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders. Our board has the authority to attach special rights, including voting or dividend rights, to the Class B shares. However, the voting rights of a Class B share cannot exceed those of a Class A common share. Class B shareholders who possess these rights could make it more difficult for a third party to acquire our company.

                      Consolidated financial statements of

                              SAND TECHNOLOGY INC.

                          July 31, 2001, 2000 and 1999

                           [INTENTIONALLY LEFT BLANK]

Deloitte & Touche LLP
Assurance and Advisory Services                  [DELOITTE & TOUCHE LOGO]
1 Place Ville-Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel.: (514) 393-7115
Fax:  (514) 390-4111
www.deloitte.ca

AUDITORS' REPORT

To the Shareholders of
Sand Technology Inc.

We have audited the consolidated balance sheets of Sand Technology Inc. as at July 31, 2001 and 2000 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended July 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years ended July 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.



DELOITTE & TOUCHE LLP
[SIGNATURE]
Chartered Accountants

October 29, 2001


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES


In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) outlining changes in accounting principles that have been implemented in the financial statements. In fiscal 2001, the Corporation implemented the recommendations of CICA Handbook section 3465, Accounting for Income Taxes. The impact of this change is accounting policy is as set out in Note 1 to the consolidated financial statements.



DELOITTE & TOUCHE LLP
[SIGNATURE]
Chartered Accountants

October 29, 2001

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2001 AND 2000
(IN CANADIAN DOLLARS)

                                                   2001                 2000
-------------------------------------------------------------------------------
                                                     $                    $

Assets
Current assets
    Cash                                          543,529              664,918
    Investments                                17,945,178            1,722,194
    Accounts receivable                         8,415,870            4,351,788
    Inventories                                    44,783               43,100
    Prepaid expenses                              391,488              114,543
    Loan bearing interest at 8%                   100,000              100,000
-------------------------------------------------------------------------------
                                               27,440,848            6,996,543

Capital assets (Note 3)                         1,506,303              140,104
Acquired technology (Note 4)                      985,133            1,934,114
-------------------------------------------------------------------------------
                                               29,932,284            9,070,761
===============================================================================

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities    3,401,650            1,622,739
    Deferred revenue                            1,835,260              382,036
    Current portion of balance of purchase
      price (Note 5)                                   --              517,300
-------------------------------------------------------------------------------
                                                 5,236,910            2,522,075
-------------------------------------------------------------------------------

Commitments (Note 8)

SHAREHOLDERS' EQUITY
    Common stock (Note 6)
      Authorized
        An unlimited number of Class "A" common shares,
          without par value
      Issued and outstanding
        13,153,427 common shares
        (9,627,145 in 2000)                     39,125,112           12,455,748
    Deficit                                    (14,429,738)          (5,907,062)
-------------------------------------------------------------------------------
                                                24,695,374            6,548,686
-------------------------------------------------------------------------------
                                                29,932,284            9,070,761
===============================================================================


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)

                                           2001                2000               1999
----------------------------------------------------------------------------------------
                                             $                   $                  $
NET SALES                                11,258,528          6,895,016        2,091,067
Cost of sales and product support        (3,498,847)        (2,343,191)        (345,265)
Research and development costs           (3,347,988)        (3,790,025)      (3,871,534)
Selling, general and
    administrative expenses             (13,307,854)        (7,836,833)      (4,458,200)
Net interest and profits on sale of
    investments                             617,903             84,568          436,113
----------------------------------------------------------------------------------------
Loss from operations                     (8,278,258)        (6,990,465)      (6,147,819)

Profit on sale of affiliated company
    (Note 2)                                     --          3,792,296               --
Equity earnings of affiliated company
    (Note 2)                                     --            283,510        1,170,499
Foreign exchange gain (loss)               (244,418)            47,752           16,356
----------------------------------------------------------------------------------------

Loss before income taxes                 (8,522,676)        (2,866,907)      (4,960,964)

Income taxes (Note 7)                            --                 --               --
----------------------------------------------------------------------------------------
NET LOSS                                 (8,522,676)        (2,866,907)      (4,960,964)
========================================================================================

Loss per share                               (0.706)            (0.321)          (0.582)
========================================================================================

Weighted average number of
    shares outstanding                   12,079,359          8,919,211        8,522,873
========================================================================================


Approved by the Board of Directors



(signed)                                       (signed)
Arthur G. Ritchie, Director                    Douglas S. Pryde, Director


              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)

                                                                                                        Retained
                                       Exchange                      Common stock                       earnings
                                         rate                   Shares              Amount              (deficit)
-----------------------------------------------------------------------------------------------------------------------------------
                                          US$                                          $                     $
BALANCE, JULY 31, 1998                   0.66                 8,520,206            8,725,920             1,920,809

Net loss                                                              -                    -            (4,960,964)

Exercise of stock options                0.69                     8,000               55,415                     -
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1999                   0.66                 8,528,206            8,781,335            (3,040,155)

Net loss                                                              -                    -            (2,866,907)

Exercise of stock options                0.68                   520,000              335,130                     -

Private placement                        0.68                   315,789            1,885,723                     -

Balance of purchase price
    exchanged for shares                                        263,150            1,453,560                     -
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2000                   0.68                 9,627,145           12,455,748            (5,907,062)

Net loss                                                              -                    -            (8,522,676)

Exercise of stock options                0.66                    40,000               77,608                     -

Common share equity line                 0.66                   586,282            2,264,483                     -

Private placement                        0.66                 2,900,000           24,327,273                     -
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2001                   0.65                13,153,427           39,125,112           (14,429,738)
===================================================================================================================================

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)

                                                                2001                2000                 1999
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $

OPERATING ACTIVITIES
    Net loss                                                 (8,522,676)          (2,866,907)          (4,960,964)
    Items not affecting cash
        Depreciation of equipment                               211,418               94,704              109,814
        Amortization of acquired technology                     948,981              948,981              174,198
        Equity earnings of affiliated company (Note 2)               --             (283,510)          (1,170,499)
        Profit on sale of affiliated company                         --           (3,792,296)                  --
    Changes in non-cash operating
        working capital items (Note 12)                      (2,563,799)          (2,269,251)             516,351
-----------------------------------------------------------------------------------------------------------------------------------
                                                             (9,926,076)          (8,168,279)          (5,331,100)
-----------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Net (increase) decrease in short-term investments       (16,222,984)            (836,754)           3,634,391
    Proceeds on sale of affiliated company                           --            7,295,476                   --
    Dividend from affiliated company (Note 2)                        --                   --            1,600,000
    Purchase of equipment                                    (1,577,617)             (53,352)             (81,283)
-----------------------------------------------------------------------------------------------------------------------------------
                                                            (17,800,601)           6,405,370            5,153,108
-----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Issue of common shares                                   26,669,364            2,220,853               55,415
    Deferred revenue                                          1,453,224              382,036                   --
    Repayment of balance of purchase price                     (517,300)            (299,140)                  --
-----------------------------------------------------------------------------------------------------------------------------------
                                                             27,605,288            2,303,749               55,415
-----------------------------------------------------------------------------------------------------------------------------------

Net cash inflow (outflow)                                      (121,389)             540,840             (122,577)
Cash, beginning of year                                         664,918              124,078              246,655
-----------------------------------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                               543,529              664,918              124,078
===================================================================================================================================

There were no interest or income taxes paid during the three-year period ended July 31 2001.

              See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2001, 2000 AND 1999
(IN CANADIAN DOLLARS)

On December 17, 1999, the shareholders of Sand Technology Systems International Inc. approved a special resolution to change the name of the Corporation to Sand Technology Inc. The Corporation is involved in research and development to bring to market its Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The Corporation is considered to have only one business segment.


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     SIGNIFICANT ACCOUNTING POLICIES

     The Corporation follows Canadian generally accepted accounting principles in the preparation of its financial statements. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Sand Technology Corp., Sand Technology (U.K.) Ltd., STSI Licensing, LLC, Laepherous Limited and Sand Technology Deutschland GmbH. All significant intercompany transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation's revenue is earned from licences of off-the-shelf software which does not require customization. This revenue is recognized once remaining obligations under the sales agreements are considered insignificant.

     Revenue from product support contracts is recognized over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts are deferred and expensed in the period the related revenue is recognized.

     Revenue from education, consulting, and other services is recognized at the time such services are rendered.

     SHORT-TERM INVESTMENTS

     Short-term investments are recorded at the lower of cost and market value. Market value at July 31, 2001 is $17,946,473 (2000 - $1,739,015).

     INVENTORIES

     Inventories include finished products which are valued at the lower of average cost and net realizable value.

              See notes to the consolidated financial statements.

     INVESTMENT

     The investment in the affiliated company was accounted for by the equity method whereby the share of earnings or losses attributable to the period following the date of acquisition was included in operations. All significant unrealized intercompany profits have been eliminated.

     CAPITAL ASSETS

     Capital assets are recorded at cost and are amortized over their estimated useful lives at the following rates:

       Furniture and equipment                             5 year straight-line
       Computer equipment                                  3 year straight-line
       Leasehold improvements                      lesser of straight-line over
                                                  term of lease and useful life

     ACQUIRED TECHNOLOGY

     The Corporation records its acquired technology at cost and depreciates such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

     DEFERRED REVENUE

     Deferred revenue represent unearned income associated with support agreements, software license revenue where significant vendor obligations remain.

     INCOME TAXES

     In fiscal 2001, the Corporation implemented the recommendations of CICA Handbook section 3465, Accounting for Income Taxes. Under the new recommendations, the liability method of tax allocation is used in accounting for income taxes. Under this method, future tax benefits and obligations are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when differences are expected to reverse. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

     Prior to the adoption of the new recommendations, income tax expense would have been determined using the deferral method of tax allocation. There is no material impact on the financial statements resulting from this change either in the current year or in the prior years presented.

              See notes to the consolidated financial statements.

     FOREIGN EXCHANGE TRANSLATION

     Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at year-end rates. Non-monetary assets and liabilities are translated at historical exchange rates.

     The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates for the year, with the exception of depreciation of assets which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

     EARNINGS PER SHARE

     Per share computations are based on the weighted average number of shares outstanding during the year.

     RESEARCH AND DEVELOPMENT COSTS

     Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses in the period the funds are received.

2.   INVESTMENT IN AFFILIATED COMPANY

     HITACHI DATA SYSTEMS INC.

     On August 20, 1999, the Corporation sold its 40% investment in Hitachi Data Systems Inc. to Hitachi Data Systems Corporation of Santa Clara for $7,295,476 in cash.

     The Corporation's equity in Hitachi Data Systems Inc. for fiscal 1999 is based on the March 31, 1999 audited financial statements, adjusted for the results of operations for the four-month period ended July 31, 1999.

     The audited financial statements of Hitachi Data Systems Inc., the results of operations for the 20-day period ended August 20 1999 and the four-month period ended July 31, 1999, and the carrying value of the related investment, accounted for under the equity method, are summarized below:

              See notes to the consolidated financial statements.

                                                                   March 31,
                                                                      1999
                                                                  -----------
                                                                       $
     Financial position
       Current assets                                              17,309,867
       Current liabilities                                         12,120,456
     --------------------------------------------------------------------------

     Working capital                                                5,189,411
     Other assets                                                   6,476,403
     --------------------------------------------------------------------------
                                                                   11,665,814
     Other liabilities                                              4,291,312
     --------------------------------------------------------------------------
     Equity                                                         7,374,502
     ==========================================================================

     Results of operations
       Revenue                                                      51,130,495
       Operating expenses and
         income taxes                                               48,506,953
     --------------------------------------------------------------------------
     Net earnings                                                    2,623,542
     ==========================================================================

     Dividends paid                                                  4,000,000


                                       20-day period            4-month period
                                           ended                     ended
                                         August 20,                 July 31,
                                           1999                       1999
     --------------------------------------------------------------------------
                                             $                          $

     Results of operations
       Revenue                            4,372,657                 14,619,371
       Operating expenses and
         income taxes                     3,663,882                 13,944,698
     --------------------------------------------------------------------------
     Net earnings                           708,775                    674,673
     ==========================================================================


                                                 July 31,             July 31,
                                                   2000                 1999
     --------------------------------------------------------------------------
                                                     $                    $

     Equity earnings for the year                 283,510            1,170,499
     ==========================================================================
     Carrying value of
       investment as at July 31                        --            3,219,670
     ==========================================================================

              See notes to the consolidated financial statements.

3.   CAPITAL ASSETS

                                                              2001                                       2000
                                   -----------------------------------------------------------    -----------------
                                                           Accumulated            Net Book             Net Book
                                         Cost             Depreciation              Value                Value
     -----------------------------------------------------------------------------------------------------------------
                                           $                    $                     $                    $
     Furniture and equipment              977,833              418,024              559,809              121,876
     Computer equipment                   587,454              216,843              370,611               18,228
     Leasehold improvements               612,399               36,516              575,883                   --
     -----------------------------------------------------------------------------------------------------------------
                                        2,177,686              671,383            1,506,303              140,104
     =================================================================================================================

4.   ACQUIRED TECHNOLOGY

                                                              2001                                       2000
                                   -----------------------------------------------------------    -----------------
                                                           Accumulated            Net Book             Net Book
                                         Cost             Depreciation              Value                Value
     -----------------------------------------------------------------------------------------------------------------
                                           $                    $                     $                    $
     Product source codes               2,993,042            2,007,909              985,133            1,934,114
     =================================================================================================================

5.   BALANCE OF PURCHASE PRICE

     The balance of purchase price resulted from the acquisition of the Nucleus rights. This balance of purchase price was non-interest bearing, repayable with annual principal repayments from 2000 to 2004 and reimbursable under certain conditions.

     On July 31, 2000 the agreement was modified and the Corporation committed to settle the balance of purchase price as follows:

     - cash in the amount of US$ 350,038 (Can$ 517,300) payable by November 15, 2000; and

     -   263,150 shares of common stock issued as of July 31, 2000.

              See notes to the consolidated financial statements.

6.   COMMON STOCK

     During the year ended July 31, 1999, 8,000 common shares were issued under the Stock Option Plan for proceeds of $55,415.

     During the year ended July 31, 2000, 440,000 common shares were issued under the Share Option Plan for proceeds of $159,698, 16,000 common shares were issued under the 1996 Stock Incentive Plan for proceeds of $112,693 and 64,000 common shares were issued under the 1996 Stock Option Plan for proceeds of $62,740.

     On June 1, 2000, the Corporation completed a private placement involving the issuance of 315,789 common shares for net cash proceeds of $1,885,723. Under the terms of the agreement, the shares were sold for a purchase price of US$4.75 per share. The Corporation also issued 65,217 warrants which may be exercised from time to time during the period beginning June 1, 2000 and ending on May 31, 2003 at an exercise price of US$10.00 per share.

     On July 31, 2000, the Corporation agreed to satisfy $1,453,560 of its obligation resulting from the acquisition of the Nucleus rights by issuing 263,150 shares of common stock (Note 5).

     On June 1, 2000, the Corporation entered into a Common Share Purchase Agreement ("CSPA") allowing the Corporation to access up to US$30,000,000 through a common share equity line. Pursuant to the CSPA, the Corporation may, at its option, issue and sell to the purchaser up to US$30,000,000 of the Corporation's common shares over a period of 12 months at a discount of 10% from the average daily price of the common stock. The Corporation also issued 364,556 warrants which may be exercised from time to time over the period of 12 months at an exercise price of US$5.6781 per share.

     During the year, the Corporation issued 586,282 common shares through its common share equity line for net cash proceeds of $2,264,483.

     In November 2000, the Corporation completed a private placement involving the issuance of 2,900,000 common shares for net cash proceeds of $24,327,273. Under the terms of the agreement, the shares were sold for a purchase price of US$6.00 per share. The Corporation also issued 312,000 warrants which may be exercised from time to time during the period beginning November 22, 2000 and ending on November 22, 2001 at an exercise price of US$6.00 per share.

     During the year, ended July 31, 2001, 40,000 common shares were issued under the 1996 Stock Incentive Plan for proceeds of $77,608.

              See notes to the consolidated financial statements.

     Under the Corporation's Share Option Plan, 1996 Stock Incentive Plan and 1996 Stock Option Plan, exercise of the options granted is generally restricted to a maximum of 20% of the options granted per annum beginning one year after each grant date and expiring 10 years after. A maximum of 1,896,000 common shares is reserved for issuance under each of these plans. The Corporation has the following outstanding options as at July 31, 2001 and 2000:


     -------------------------------------------------------------------------------------------------
                                                                  Price range
                                                         Options   per share      Outstanding
     Granted        Plan                                 Granted       US$      2001       2000
     -------------------------------------------------------------------------------------------------
      1996         1996 Stock Option Plan                440,000    0.69 to    252,000    296,000
                                                                       3.38
      1996         1996 Stock Incentive Plan             400,000       5.00     36,000     36,000
      1997         1996 Stock Option Plan                 80,000       5.56     80,000     80,000
      1998         1996 Stock Option Plan                 62,500    4.00 to     52,500     52,500
                                                                       5.50
      1998         1996 Stock Incentive Plan             187,500    3.75 to     65,500     66,500
                                                                       8.38
      1999         1996 Stock Option Plan                142,000    5.75 to     79,500     79,500
                                                                       7.00
      1999         1996 Stock Incentive Plan             107,000    5.00 to     85,250     92,250
                                                                       7.56
      2000         1996 Stock Option Plan                172,000    5.00 to    159,000    166,500
                                                                      6.313
      2000         1996 Stock Incentive Plan              99,250    3.63 to     71,750     92,750
                                                                       8.63
      2001         1996 Stock Option Plan                153,250    5.00 to    153,250         --
                                                                       6.81
      2001         1996 Stock Incentive Plan             362,500       5.00    356,500         --
     -------------------------------------------------------------------------------------------------

     At July 31, 2001, there were 534,850 exercisable options outstanding to purchase common shares at prices ranging from US$0.69 to $8.38 per share.

              See notes to the consolidated financial statements.

7.   INCOME TAXES

     The Corporation and its subsidiaries have non-capital losses carried forward for income tax purposes amounting to approximately $15,359,000 which may be utilized to reduce taxable income of future years and which expire as follows:

                                              $

               2005                          12,000
               2006                         210,000
               2008                       3,265,000
               2011                          87,000
               2012                         496,000
               2013                       1,856,000
               2014                       3,377,000
               2015                       3,451,000
               2016                       3,800,000

     The Corporation has research and experimental development expenses estimated at $5,933,000 for federal tax purposes and $7,516,000 for provincial tax purposes which can be carried forward indefinitely against its taxable income.

     The Corporation also has non-refundable investment tax credits amounting to $1,734,000, which it can apply against its future federal income tax payable. This can be carried forward over the next ten years.

     No recognition has been given in the financial statements with regard to the potential future tax benefits resulting from the availability of any of these items.

8.   COMMITMENTS

     LEASE COMMITMENTS

     Minimum lease payments for office premises under non-cancellable operating leases for the next five years are as follows:

                                              $

               2002                         590,899
               2003                         548,342
               2004                         421,855
               2005                         385,937
               2006                         385,937
               ------------------------------------
                                          2,332,970
               ====================================

              See notes to the consolidated financial statements.

9.   RELATED PARTY TRANSACTION

     One of the Corporation's directors was also the president of Nucleus International Corporation, the Company from which the Corporation acquired the Nucleus rights.

     The Corporation believes that the related party transaction described above was on terms as fair to the Corporation as could have been obtained from unaffiliated third parties

10.  SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments commencing with the 1999 fiscal year. Both the North American and European segments distribute a full range of Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on income before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

                                        North America                Europe
     --------------------------------------------------------------------------
     2001
     Net sales                             3,313,856                7,944,672
     Income (loss) before taxes           (8,930,339)                 407,663
     Identifiable assets                  21,869,267                8,063,017
     --------------------------------------------------------------------------
     2000
     Net sales                             2,265,340                4,629,676
     Income (loss) before taxes           (3,352,230)                 485,323
     Identifiable assets                   5,639,068                3,431,693
     --------------------------------------------------------------------------

              See notes to the consolidated financial statements.

11.  FINANCIAL INSTRUMENTS
     FAIR VALUE

     At July 31, 2000, the estimated fair market value of cash, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.

     Short-term investments are recorded at the lower of cost and market value.

     The fair value of long-term liabilities is not significantly different than the book value.

     The Corporation does not hold or issue financial instruments for trading purposes.

     CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the Corporation's large client base.

12.  CHANGES IN NON-CASH OPERATING
     WORKING CAPITAL ITEMS

                                           2001            2000           1999
     --------------------------------------------------------------------------
                                             $               $              $

     Accounts receivable              (4,064,082)     (3,536,093)        31,532
     Due from affiliated company               -           4,537        182,574
     Inventories                          (1,683)          4,042        181,046
     Prepaid expenses                   (276,945)       (102,396)       120,823
     Accounts payable and
       accrued liabilities             1,778,911       1,360,659            376
     --------------------------------------------------------------------------
     Changes in non-cash operating
       working capital items          (2,563,799)     (2,269,251)       516,351
     ==========================================================================

              See notes to the consolidated financial statements.

13.  SUBSEQUENT EVENT

     On October 10, 2001, the Corporation announced an open market share repurchase program under which it may repurchase, up to a maximum of 659,160 of its outstanding Class A Common Shares from October 15, 2001 to October 15, 2002.

14.  COMPARATIVE FIGURES

     Certain figures for prior years have been reclassified in order to conform to the presentation adopted in the current year.

15.  RECONCILIATION OF CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Corporation does not have material differences between Canadian and U.S. generally accepted accounting principles.

              See notes to the consolidated financial statements.

DIRECTORS AND OFFICERS
-------------------------------------------------------------------------------



DIRECTORS                               OFFICERS
---------                               --------

ARTHUR G. RITCHIE                       ARTHUR G. RITCHIE
Chairman of the Board, President and    Chairman of the Board, President
Chief Executive Officer of Sand         and Chief Executive Officer of Sand


JOSEPHINE MUNROE                        GEORGE WICKER
Consultant                              Executive Vice-President and
                                        Chief Operating Officer

DOUGLAS S. PRYDE
Barrister & Solicitor                   JEROME SHATTNER
                                        Executive Vice-President of Sand

MARTIN SHINDLER
Accountant and Business Consultant      SUSAN WAXMAN
                                        Vice President,
GEORGE WICKER                           Administration
Executive Vice-President and
Chief Operating Officer
                                        DUNCAN PAINTER
                                        Managing Director
AUDIT COMMITTEE                         Sand Technology (U.K.) Limited
---------------

JOSEPHINE MUNROE                        PETER A. SAMPSON
DOUGLAS S. PRYDE                        Chief Financial Officer
GEORGE WICKER

                                        GEORGES DUBE
OPTION COMMITTEE                        Secretary
----------------

JOSEPHINE MUNROE
MARTIN SHINDLER

SHAREHOLDERS' INFORMATION
-------------------------------------------------------------------------------


EXECUTIVE OFFICE                    AUDITORS
Sand Technology Inc.                Deloitte & Touche LLP
215 Redfern Avenue                  Montreal, Quebec
Suite 410
Westmount, Quebec
CANADA  H3Z 3L5

UNITED STATES                       TRANSFER AGENTS
Sand Technology Corporation         CIBC Mellon Trust Company
555 Woodbridge Towers               2001 University Street
Route 1 South Iselin                Suite 1600
New Jersey 08830                    Montreal, Quebec
U.S.A.                              CANADA H3A 2A6


UNITED KINGDOM                      INVESTOR RELATIONS
Sand Technology (U.K.) Limited      Inquiries may be directed to Susan Waxman,
4 City Gateway                      Vice President, Administration at the
Victoria Square                     Company's Executive Office.
St. Albans, Hertfordshire
AL1 3TF
UNITED KINGDOM


GERMANY                             FORM 20-F
Sand Technology Deutschland GmbH    The Company's Annual Report on Form 20-F
Chilehaus A, Fischertwiete 2        as filed with the Securities and Exchange
D-20095 Hamburg                     Commission, is available without charge,
GERMANY                             upon written request addressed to
                                    the Vice President Administration at the Company's Executive Office.



STOCK TRADING INFORMATION           ANNUAL MEETING
The Company's Class A Common        The annual meeting of shareholders will be
Shares are traded on The Nasdaq     held at 10:00 a.m. on Tuesday, December 18,
National Market System under the    2001, at the  offices of Lavery, de Billy,
trading symbol SNDT.                1 Place Ville Marie, 40th Floor,
                                    Montreal, Quebec.

                           [NUCLEUS EXPLORATION LOGO]

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          SAND TECHNOLOGY INC.




                                          /s/ Arthur Ritchie
                                          -------------------------------------
November 13, 2001                         Arthur Ritchie
                                          President and Chief Executive Officer